Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES RELEASE DATE FOR SECOND QUARTER RESULTS AND CONFERENCE CALL DETAILS

(Calgary, Alberta – July 18, 2013) – Pengrowth Energy Corporation is pleased to announce that it will release its Second Quarter 2013 Financial and Operating Results on Thursday, August 1, 2013 after markets close. Pengrowth will host a conference call beginning at 3:30 P.M. Mountain Time on Thursday, August 1, 2013, during which management will review Pengrowth's results and respond to inquiries from the investment community.

To participate, callers may dial in via telephone or participate online via the webcast. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

Dial-in numbers: (866) 225-0198 or Toronto local (416) 340-8061

Live audio webcast: http://www.gowebcasting.com/4481

A telephone replay will be available through to midnight Eastern Time on Thursday, August 8, 2013 by dialing (800) 408-3053 and entering passcode number 5362291.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 855-336-8814 Facsimile: (403) 693-8889